Actions Semiconductor Reports First Quarter 2012 Results

Revenue Increases 15% Year-Over-Year

ZHUHAI, China, May 8, 2012 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today reported its financial results for the first quarter ended March 31, 2012.

All financial results are reported on a U.S. GAAP basis.

Revenue for the first quarter of 2012 was $10.7 million, as compared to revenue of $12.3 million for the fourth quarter of 2011, and $9.4 million for the first quarter of 2011.

Net loss attributable to Actions Semiconductor's shareholders for the first quarter of 2012 was $0.65 million or $0.01 per ADS. This compares to net loss attributable to Actions Semiconductor's shareholders of $0.11 million or $0.00 per ADS, for the fourth quarter of 2011, and net income attributable to Actions Semiconductor's shareholders of $5 thousand or $0.00 per ADS, for the first quarter of 2011.

Actions Semiconductor reported gross margin of 34.9% for the first quarter of 2012, compared to gross margin of 37.6% for the fourth quarter of 2011, and 39.1% for the first quarter of 2011. The Company ended the first quarter with $33.8 million in cash and cash equivalents. Trading securities, and marketable securities, current and non-current, were $187.8 million at the end of the first quarter.

Since the share repurchase program commenced in 2007, the Company has invested approximately $42.5 million in repurchasing its shares. As of March 31, 2012, approximately 18.3 million American Depositary Shares (ADSs) were repurchased.

“We were pleased to deliver better than expected revenue for the first quarter despite the typical seasonality and fewer working days in the quarter,” stated Dr. Zhenyu Zhou, CEO of Actions Semiconductor.  “While we saw our product mix shift to a higher percentage of revenue from our more value-oriented solutions such as our automotive products, we maintained our leading market share position in higher end HD products, mainstream portable video and portable audio products.

“We are enthusiastic about our recently launched ATM701x product family targeting the tablet market. The product has been well received to date. We commenced volume shipments in May with several customers and expect to begin seeing a contribution from this new product in the second half of 2012,” concluded Dr. Zhou.

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. The Company undertakes no obligation to update these statements.

For the second quarter of fiscal year 2012 ending June 30, 2012, Actions Semiconductor estimates revenue in the range of $12 to $13 million, gross margin of approximately 36%.

Conference Call Details

Actions Semiconductor's first quarter 2012 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Tuesday, May 8, 2012. To participate in the live call, analysts and investors should dial 877-941-2068 (within U.S.) or 480-629-9712 (outside U.S.) at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company's website at www.actions-semi.com. An audio replay of the call will be available to investors through May 18, 2012 by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering access code 4533864.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning signs of positive indicators in the industry for next year, growth in the market driven by continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products, Actions Semiconductor's belief that it is positioned to capture some upside from these trends, and Actions Semiconductor's future expectations with respect to revenue, gross margin, operating expenses and share-based compensation expense. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At March 31,	At December 31,	At March 31,
	2012	2011	2011
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	33,795	33,207	111,871
Marketable securities	187,223	186,890	80,931
Trading securities	545	530	543
Accounts receivable, net of allowance for doubtful accounts of $621, $621 and $621 as of March31,2012, December 31,2011 and March 31,2011, respectively	1,869	2,794	1,831
Amount due from a related party	34	9	1,240
Amount due from an equity method investee	114	64	90
Inventories	6,981	7,477	5,336
Prepaid expenses and other current assets	1,402	1,675	2,561
Deferred tax assets	403	430	231
Total current assets	232,366	233,076	204,634

Investments in equity method investees	14,208	14,246	7,666
Other investments	17,340	17,334	17,305
Marketable securities (nil, nil and $15,252 carried at fair value as of March 31 2012, December 31, 2011 and March 31, 2011, respectively)	-	-	25,166
Rental deposits	52	49	40
Property, plant and equipment, net	33,034	32,939	27,280
Land use right	1,595	1,593	1,566
Acquired intangible assets, net	9,293	9,859	5,721
Deposit paid for acquisition of intangible assets	-	-	1,100
Deferred tax assets	11	27	73
Goodwill	-	-	468
TOTAL ASSETS	307,899	309,123	291,019

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	5,007	4,374	4,371
Accrued expenses and other current liabilities	5,543	8,605	4,862
Short-term bank loan	12,000	12,000	6,000
Other liabilities	1,999	1,954	2,479
Income tax payable	357	238	240
Deferred tax liabilities	446	295	265
Total current liabilities	25,352	27,466	18,217

Other liabilities	461	458	-
Payable for acquisition of intangible assets	153	153	-
Deferred tax liabilities	2,912	2,840	2,438
Total liabilities	28,878	30,917	20,655
Equity:
Ordinary shares	1	1	1
Additional paid-in capital	20,806	20,600	21,695
Accumulated other comprehensive income	33,851	32,589	26,660
Retained earnings	224,388	225,037	222,037
Total Actions Semiconductor Co., Ltd. shareholders' equity	279,046	278,227	270,393
Non-controlling interest	(25)	(21)	(29)
Total equity	279,021	278,206	270,364
TOTAL LIABILITIES AND EQUITY	307,899	309,123	291,019

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except number of shares and per share amounts)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a chip products	10,503	12,036	7,024
Semiconductor product testing services	61	58	80
	10,564	12,094	7,104
Related-parties:
System-on-a chip products	171	199	2,262
Total revenues	10,735	12,293	9,366
Cost of revenues:
Third-parties:
System-on-a chip products	(6,836)	(7,513)	(4,349)
Semiconductor product testing services	(38)	(34)	(42)
	(6,874)	(7,547)	(4,391)
Related-parties:
System-on-achip products	(114)	(127)	(1,309)
Total cost of revenues	(6,988)	(7,674)	(5,700)
Gross profit	3,747	4,619	3,666
Other operating income	72	227	217
Operating expenses:
Research and development	(5,782)	(5,984)	(5,057)
General and administrative	(1,776)	(2,468)	(1,695)
Selling and marketing	(249)	(307)	(265)
Total operating expenses	(7,807)	(8,759)	(7,017)
Loss from operations	(3,988)	(3,913)	(3,134)
Other income	539	270	1,111
Dividend income from an other investment	-	457	-
Fair value change in trading securities	1	1	1
Interest income	3,447	3,494	2,832
Interest expense	(61)	(52)	(19)
(Loss) income before income taxes, equity in net loss of equity method investees and noncontrolling interest	(62)	257	791
Income tax expense	(536)	(33)	(258)
Equity in net loss of equity method investees	(55)	(337)	(531)
Net (loss) income	(653)	(113)	2
Add: Net loss attributable to noncontrolling interest	4	1	3
Net (loss) income attributable to Actions Semiconductor Co.,Ltd. Shareholders	(649)	(112)	5

Net (loss) income attributable to Actions Semiconductor Co.,Ltd. Shareholders
Net (loss) income per share:Basic	(0.00157)	(0.00027)	0.00001

Net (loss) income per share:Diluted	(0.00157)	(0.00027)	0.00001

Basic (per ADS)	(0.00941)	(0.00162)	0.00007
Diluted (per ADS)	(0.00941)	(0.00162)	0.00007

Weighted-average shares used in computation:
Basic	413,921,007	415,280,497	423,324,265
Diluted	413,921,007	415,280,497	440,270,706

Weighted-average ADS used in computation :
Basic	68,986,835	69,213,416	70,554,044
Diluted	68,986,835	69,213,416	73,378,451

Note: Stock compensation recorded in each
expense classification above is as follows:
Research and development	354	475	447
General and administrative	98	139	123
Selling and marketing	15	19	24
Cost of revenues	6	1	5

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Three months ended	Three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(653)	(113)	2
Adjustments to reconcile net (loss) income to net cash provided by
Operating activities:
Depreciation of property, plant and equipment	592	593	463
Amortization of land use right	9	9	9
Amortization of acquired intangible assets	706	594	402
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China the ("PRC")	-	-	(157)
Write down of inventories	77	-	61
(Gain) loss on disposal of property, plant and equipment	(18)	25	-
Share of net loss of equity method investees	55	337	531
Share-based compensation	473	634	599
Fair value change in trading securities	(1)	(1)	(1)
Deferred taxes	266	14	153
Changes in operating assets and liabilities:
Accounts receivable	926	(253)	13
Amount due from a related party	(25)	312	(681)
Inventories	461	896	(515)
Amount due from an equity method investee	(50)	17	17
Prepaid expenses and other current assets	284	1,209	739
Accounts payable	608	(3,135)	1,485
Accrued expenses and other current liabilities	(3,111)	422	(445)
Income tax payable	118	(263)	99
Net cash provided by operating activities	717	1,297	2,774

Investing activities:
Investment in an equity method investee	-	-	(2,600)
Purchase of other investments	-	-	(13,727)
Proceeds from redemption of marketable securities	19,655	2,237	106,833
Purchase of marketable securities	(19,279)	(37,334)	(22,249)
Proceeds from disposal of property, plant and equipment	22	-	-
Purchase of property, plant and equipment	(472)	(1,691)	(4,317)
Purchase of intangible assets	(75)	(1,869)	(989)
Decrease in time deposits	-	-	34
Net cash (used in) provided by investing activities	(149)	(38,657)	62,985

Financing activities:
Raise of short-term bank loans	-	-	6,000
Advance subsidy from local authorities of Zhuhai, the PRC	32	695	16
Proceeds from exercise of stock option	759	207	134
Repurchase of ordinary shares	(1,025)	(1,186)	(3,290)
Net cash (used in) provided by financing activities	(234)	(284)	2,860

Net increase (decrease) in cash and cash equivalents	334	(37,644)	68,619

Cash and cash equivalents at the beginning of the period	33,207	70,653	42,872

Effect of exchange rate changes on cash	254	198	380
Cash and cash equivalents at the end of the period	33,795	33,207	111,871